Hudson's Grill International, Inc.
16970 Dallas Parkway
Suite 402
Dallas, Texas 75248-1928

For Immediate Release
Contact: Robert Fischer
Telephone: 214-361-7301
e-mail: getinfo@hudsonsgrill.com

Hudson's Grill Announces the Signing of a
Franchise Agreement by Cappuccino SD, Inc.

Thursday, January 19, 2006

Dallas, TX – Hudson's Grill International, Inc., based in Dallas, Texas, announced today that on January 13, 2006, it received an executed franchise agreement from Cappuccino SD, Inc., a corporation controlled by Peter and Cindy Palm.   Cappuccino SD, Inc., will convert an existing restaurant into a Hudson's Classic Grill. The new Hudson's Classic Grill will be located at 201 North Lincoln Road, Escanaba, Michigan. Escanaba is a city of about 13,000, located in the Upper Peninsula on Lake Michigan. This will be the Palms' second franchise with Hudson's Grill International. Their other franchise is located in DePere, Wisconsin. The Palms plan to open the Escanaba Hudson's Classic Grill in March 2006.

Hudson's Grill International is a public company; the company's class A common shares are currently being quoted and traded over the counter on the bulletin board under the NASD symbol HGIIA.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

"This press release may contain forward looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statement are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in the Company's filings with the SEC."